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US Legal Services

Julie E. Rockmore
Counsel
(860) 273-4686
Fax: (860) 273-0385

July 16, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re:	ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and its Variable Annuity Account C Withdrawal of Registration Statement on Form N-4

Ladies and Gentlemen:

On Tuesday, July 16, 2002, the above-named Depositor and Registrant submitted for filing, pursuant to the Securities Act of 1933 ("the 33 Act"), a Registration Statement on Form N-4 (Accession Number 0000103007-02-000035). The filing was submitted and accepted under "Form Type" N-4 and assigned a distinct "33 Act" file number. The filing should have been submitted under "Form Type" 485APOS. For this reason we respectfully request withdrawal of such filing pursuant to Rule 477 under the 33 Act. We are filing a Post Effective Amendment on Form 485APOS in substitution.

If you have any questions, please call the undersigned at 860-273-4686 or Michael Pignatella at 860-273-0261. Sincerely, /s/ Julie E. Rockmore Julie E. Rockmore
Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation